FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of February 2004

                           HOLMES FINANCING (No 2) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . .X. . . .

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2004 to 09 February 2004

All values are in thousands of pounds sterling unless otherwise stated


Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                                     ---------------------



                                        Current Period
                                     ---------------------
                                               Number              (pound)000's
                                     -------------------------------------------
Brought Forward                                   353,371            23,932,989
Replenishment                                      16,850             1,129,787
Repurchased                                      (13,197)             (691,185)
Redemptions                                       (5,288)             (521,658)
Losses                                               (27)                   (5)
Capitalised Interest                                    0                 3,600
Other Movements                                         0                     0
                                     -------------------------------------------
Carried Forward                                   351,709            23,853,528
                                     ===========================================






                                          Cumulative
                                     ---------------------
                                            Number                (pound)000's
                                     -------------------------------------------
Brought Forward                                   115,191             6,399,214
Replenishment                                     679,909            48,908,135
Repurchased                                     (201,087)          (14,005,062)
Redemptions                                     (241,908)          (17,472,353)
Losses                                              (396)                 (761)
Capitalised Interest                                    0                24,355
Other Movements                                         0                     0
                                     -------------------------------------------
Carried Forward                                   351,709            23,853,528
                                     ===========================================


                                        Period CPR             Annualised CPR
                                     -------------------------------------------
  1 Month                                           5.08%                79.31% **( including
                                     -------------------------------------------
  3 Month                                          14.22%                71.45%   redemptions and
                                     -------------------------------------------
12 Month                                           65.26%                65.26%   repurchases)
                                     -------------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                     ---------------------
Weighted Average Seasoning                          36.62months
                                     ---------------------
Weighted Average Loan size               (pound)67,821.77
                                     ---------------------
Weighted Average LTV                               74.80%*** (see below)
                                     ---------------------
Weighted Average Remaining Term                     18.54 Years
                                     ---------------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2004 to 09 February 2004

All values are in thousands of pounds sterling unless otherwise stated

                                     -------------------------------------------
Product Type Analysis                         (pound)000's                 %
                                     -------------------------------------------

Variable Rate                                   9,002,321                37.74%
Fixed Rate                                      3,966,842                16.63%
Tracker Rate                                   10,884,365                45.63%
                                     -------------------------------------------
                                               23,853,528               100.00%
                                     ===========================================

As at 09 February 2004 approximately 7% of the loans were flexible loans

                                     -------------------------------------------
Repayment Method Analysis                    (pound)000's                 %
                                     -------------------------------------------

Endowment                                       6,380,819                26.75%
Interest Only                                   2,783,707                11.67%
Repayment                                      14,689,003                61.58%
                                     -------------------------------------------
                                               23,853,528               100.00%
                                     ===========================================

As at 09 February 2004 approximately 7.6% of the loans were self-certified

                                     -------------------------------------------
Loan Purpose Analysis                 (pound)000's                 %
                                     -------------------------------------------

Purchase                                       20,783,579                87.13%
Remortgage                                      3,069,949                12.87%
                                     -------------------------------------------
                                               23,853,528               100.00%
                                     ===========================================

Mortgage Standard Variable Rate

                       Effective Date                Rate
                       --------------                ----
                     01 December 2003               5.75%
                       01 August 2003               5.54%
                        01 March 2003               5.79%
                     01 November 2002               5.94%

Geographic Analysis
----------------------------------------------------------------------------------------------------
Region                                      Number         (pound)000's                 %
----------------------------------------------------------------------------------------------------
East Anglia                                        13,842               869,385               3.64%
East Midlands                                      18,898             1,096,557               4.60%
Greater London                                     57,988             5,120,860              21.47%
North                                              14,813               735,657               3.08%
North West                                         40,620             2,161,936               9.06%
Scotland                                           22,925             1,215,812               5.10%
South East                                         90,534             7,354,466              30.83%
South West                                         27,319             1,825,372               7.65%
Wales                                              17,693               896,436               3.76%
West Midlands                                      24,141             1,403,537               5.88%
Yorkshire and Humberside                           22,164             1,126,884               4.72%
Unknown                                               772                46,626               0.20%
----------------------------------------------------------------------------------------------------
Total                                             351,709            23,853,528             100.00%
-------------------------------------===============================================================

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2004 to 09 February 2004

All values are in thousands of pounds sterling unless otherwise stated


Original LTV Bands

                                     ---------------------------------------------------------------
Range                                       Number         (pound)000's                 %
                                     ---------------------------------------------------------------
0.00 - 25.00                                        8,186               335,650               1.41%
25.01 - 50.00                                      47,265             2,674,093              11.21%
50.01 - 75.00                                     108,539             7,965,710              33.39%
75.01 - 80.00                                      19,603             1,473,400               6.18%
80.01 - 85.00                                      24,861             1,927,617               8.08%
85.01 - 90.00                                      50,060             3,897,355              16.34%
90.01 - 95.00                                      93,195             5,579,703              23.39%
                                     ---------------------------------------------------------------
Total                                             351,709            23,853,528             100.00%
                                     ===============================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.


Arrears
                                     -----------------------------------------------------------------------------------
Band                                        Number             Principal             Overdue                %
                                     -----------------------------------------------------------------------------------
Current                                           341,458            23,210,929              (4,436)             97.33%
1.00 - 1.99 months                                  6,328               396,790               3,164               1.66%
2.00 - 2.99 months                                  1,885               115,169               1,715               0.48%
3.00 - 3.99 months                                    809                50,000               1,052               0.21%
4.00 - 4.99 months                                    415                26,770                 726               0.11%
5.00 - 5.99 months                                    259                15,827                 530               0.07%
6.00 -11.99 months                                    418                25,570               1,238               0.11%
12 months and over                                     54                 3,435                 338               0.01%
Properties in Possession                               83                 4,393                 318               0.02%
                                     -----------------------------------------------------------------------------------
Total                                             351,709            23,848,883               4,645             100.00%
                                     ===================================================================================

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2004 to 09 February 2004

All values are in thousands of pounds sterling unless otherwise stated


Movement in Shares of Trust
                                     ---------------------------------------
                                            Funding                 Seller
                                     ---------------------------------------
                                         (pound)000's          (pound)000's
                                     ---------------------------------------
Balance Brought Forward                    13,364,669            10,568,320
Replenishment of Assets                             0             1,129,787
Acquisition by Funding                              0                     0
Distribution of Principal Receipts           (608,109)             (604,734)
Allocation of Losses                               (3)                   (2)
Share of Capitalised Interest                   2,011                 1,589
Payment Re Capitalised Interest                (2,011)                2,011
                                     ---------------------------------------
Balance Carried Forward                    12,756,557            11,096,971
                                     =======================================

                                     ---------------------------------------
Carried Forward Percentage                  53.47870%             46.52130%
                                     =======================================

                                     ---------------------------------------
Minimum Seller Share                          954,141                 4.00%
                                     ---------------------------------------

Cash Accumulation Ledger
                                     -----------------
                                        (pound)000's
                                     -----------------
Brought Forward                               695,368
                                     -----------------
Additional Amounts Accumulated                608,112
Payment of Notes                             (695,317)
                                     -----------------
Carried Forward                               608,163
                                     =================

                                     -----------------
Target Balance                                608,160 payable on 15th April 2004
                                     -----------------

                                     ---------------------------------------
Liquidity Facilities                 Drawn(pound)000's       Undrawn(pound)000's
                                     ---------------------------------------
Holmes Funding                               (pound)0         (pound)25,000
                                     ---------------------------------------
Holmes Financing 1                           (pound)0         (pound)25,000
                                     ---------------------------------------
Holmes Financing 2                           (pound)0         (pound)25,000
                                     ---------------------------------------
Holmes Financing 3                           (pound)0         (pound)25,000
                                     ---------------------------------------
Holmes Financing 4                           (pound)0         (pound)25,000
                                     ---------------------------------------
Holmes Financing 5                           (pound)0         (pound)25,000
                                     ---------------------------------------
Holmes Financing 6                           (pound)0         (pound)25,000
                                     ---------------------------------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2004 to 09 February 2004

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread *
                                     ---------------------
Quarter to 15/01/04                               0.4098%
                                     ---------------------
Quarter to 15/10/03 (Restated)**                  0.3433%
                                     ---------------------
Quarter to 15/07/03 (Restated)**                  0.3852%
                                     ---------------------
Quarter to 15/04/03 (Restated)**                  0.3806%
                                     ---------------------

* Excess spread is calculated by reference to deferred consideration (determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

** The figures for excess spread in prior periods have been restated to incorporate the cumulative effects of accounting adjustments. This restatement does not affect the past or current cash value of amounts standing to the credit of either the first or the second reserve funds.

                                     -------------------------------------------
Reserve Funds                           First Reserve        Second Reserve
                                     -------------------------------------------
Balance as at 15/01/2004            (pound)292,045,557.96  (pound)56,890,739.99
                                     -------------------------------------------
Required Amount as at 15/01/2004    (pound)350,000,000.00 (pound)122,161,456.00
                                     -------------------------------------------
Percentage of Notes                                 2.18%                 0.42%
                                     -------------------------------------------

Properties in Possession

Stock
                                     -------------------------------------------
                                                   Current Period
                                     -------------------------------------------
                                             Number                (pound)000's
                                     -------------------------------------------
Brought Forward                                        72                 3,690
                                     -------------------------------------------
Repossessed in Period                                  30                 2,485
                                     -------------------------------------------
Sold in Period                                        (19)               (1,464)
                                     -------------------------------------------
Carried Forward                                        83                 4,711
                                     ===========================================

                                     -------------------------------------------
                                                    Cumulative
                                     -------------------------------------------
                                             Number                (pound)000's
                                     -------------------------------------------
Repossessed to date                                   488                27,409
Sold to date                                         (405)              (22,698)
                                     -------------------------------------------
Carried Forward                                        83                 4,711
                                     ===========================================

Repossession Sales Information
                                     ---------------------
Average time Possession to Sale                        79 Days
                                     ---------------------
Average arrears at time of Sale              (pound)3,237
                                     ---------------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2004 to 09 February 2004

All values are in thousands of pounds sterling unless otherwise stated


MIG Claim Status
                                     -------------------------------------------
                                              Number                (pound)000's
                                     -------------------------------------------
MIG Claims made                                       188                 1,348
                                     -------------------------------------------
MIG Claims outstanding                                  5                    10
                                     -------------------------------------------

                                     ---------------------
Average time claim to payment                          35
                                     ---------------------

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2004 to 09 February 2004

All values are in thousands of pounds sterling unless otherwise stated


Retired Class A Notes

----------------------------------------------------------------------------------------------------------------------------------
       Date Retired        Holmes 1        Holmes 2        Holmes 3        Holmes 4        Holmes 5        Holmes 6      Holmes 7
---------------------------------------------------------------------------------------------------------------------------------
               02Q3               -               703             -               -               352             -             -

               02Q4               -               -               -               -               352             -             -

               03Q1               -               -               750             -               -               -             -

               03Q2               -               -               -               -               -               -             -

               03Q3               600             -               -               -               -               481           -

               03Q4               -               176             -               191             -               481           -

               04Q1               -               176             -               191             -               -             241

----------------------------------------------------------------------------------------------------------------------------------


Outstanding Class A Notes

----------------------------------------------------------------------------------------------------------------------------------
Expected Redemption        Holmes 1        Holmes 2        Holmes 3        Holmes 4        Holmes 5        Holmes 6      Holmes 7
----------------------------------------------------------------------------------------------------------------------------------
               04Q1               -               -               -               -               -               -             -

               04Q2               -               176             -               191             -               -             241

               04Q3               -               176             -               191             -               -             -

               04Q4               -               -               -               -               698             -             -

               05Q1               -               -               750             -               -               -             -

               05Q2               -               -               -               -               -               801           -

               05Q3               650             -               -               -               -               -             -

               05Q4               -               125             -               -               -               -             -

               06Q1               -               125             -               -               -               -             803

               06Q2               -               125             -               -               -               -             -

               06Q3               -               125             500             1,340           -               -             -

               06Q4               -               -               -               350             875             -             -

               07Q1               -               -               -               -               -               -             161

               07Q2               -               -               -               -               -               634           161

               07Q3               575             -               -               -               -               -             -

               07Q4               -               300             -               -               -               770           -

               08Q1               -               -               -               -               -               -             -

               08Q2               -               -               -               -               -               500           592

               08Q3               -               -               -               -               -               -             -

               08Q4               -               -               -               -               -               -             -

               09Q1               -               -               -               -               -               -             -

               09Q2               -               -               -               -               -               -             -

               09Q3               -               -               -               -               -               -             -

               09Q4               -               -               -               -               -               -             -

               10Q1               -               -               -               -               -               -             -

               10Q2               -               -               -               -               -               -             -

               10Q3               250             -               -               -               -               -             -

               10Q4               -               -               -               -               -               -             -

----------------------------------------------------------------------------------------------------------------------------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 January 2004 to 09 February 2004

All values are in thousands of pounds sterling unless otherwise stated


                               [GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HOLMES FINANCING (No 2) PLC




Dated: 27 February 2004                      By /s/ Natalie Weedon
                                             (Authorised Signatory)